Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 26, 2016

VIA EDGAR TRANSMISSION

Ms. Karen L. Rossotto

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             Hatteras Core Alternatives Fund, L.P. (File Nos. 333-199042; 811-21685);

Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-199043; 811-21665);

Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-199044; 811-21986); and

Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-199045; 811-21985)

(collectively, the “Funds” or the “Registrant”)

Dear Ms. Rossotto:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”).  Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2016.  Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

With respect to the Hatteras Core Alternatives Institutional Fund, L.P. (the “Institutional Fund”) and Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund”, and together with the Institutional Fund, the “Institutional Funds”):

1.                                      Comment:   On page 1, paragraph three of the Institutional Funds’ Prospectus, reference is made to the TEI Institutional Fund’s “Partners.”  The paragraph immediately above this paragraph defines “Partners” only in terms of the Institutional Fund.  Please revise the definition so that “Partners” applies to both Institutional Funds.

Response:  The Registrant will revise the definition of “Partners” to clearly apply to both Institutional Funds.

2.                                      Comment:   The last sentence in the first full paragraph on page 2 of the Funds’ Prospectus states that “[n]o person who is admitted as a Partner will have the right to require a Fund to redeem its Units.”  Please provide a cross reference describing how the Funds’ Units may be redeemed.

Response:  The Registrant will provide a cross reference to the “Tender/Repurchase Procedures” section in the Funds’ Prospectus.

3.                                      Comment:   On page 3 of the Funds’ Prospectus, the second bullet states “[i]f you are permitted to sell your Units to a third party rather than through the repurchase process, you may receive less than your purchase price.”  Please qualify this statement by stating who may provide such permission to sell Units to a third party.

Response:  The Registrant will qualify the statement by adding that the Board of Directors of the Funds may permit a limited partner to sell its Units to a third party rather than through the repurchase process.

4.                                      Comment:   In the fee tables in the Funds’ Prospectus on page 5 with respect to the Institutional Fund and page 6 with respect to the TEI Institutional Fund, please separate out each Fund’s Annual Expenses from the Fund’s Partner Transaction Expenses by inserting a space between the two categories of expenses.

Response:  Registrant will make the requested change.

5.                                      Comment:   Please state what changes were made to the footnotes under the TEI Institutional Fund’s expense table on page 7 of the Prospectus.

Response:  Registrant confirms that the only change made to the footnotes under the TEI Institutional Fund’s expense table was to delete a footnote regarding the sales charge since the Fund is no longer charging a sales charge fee.

6.                                      Comment:   For each Fund, please explain why “Other Expenses” in each Fund’s expense table were based on estimated amounts for the current fiscal year.

Response:  “Other Expenses” in each Fund’s expense table were based on estimated amounts for the current fiscal year pursuant to the requirements of Item 6 under the General Instructions to Item 3 of Form N-2.

7.                                      Comment:   For each Fund, please explain why “Acquired Fund Fees and Expenses” in each Fund’s expense table were based on estimated amounts for the current fiscal year.

Response:  “Acquired Fund Fees and Expenses” in each Fund’s expense table were based on estimated amounts for the current fiscal year pursuant to the requirements of Item 10.f. under the General Instructions to Item 3 of Form N-2.

8.                                      Comment:   Please confirm that all applicable agreements between the TEI Institutional Fund and its Cayman subsidiary are attached to the Fund’s registration statement as exhibits.

Response:  The Registrant notes that the Cayman entity is not like a Cayman subsidiary traditionally associated with open-end mutual funds, but rather it is an offshore fund structured in accordance with the no-action letter to Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC dated April 30, 2004.

9.                                      Comment:   Please confirm that financial information for the TEI Institutional Fund is consolidated with the financials of its Cayman subsidiary.

Response:  Registrant confirms that the TEI Institutional Fund’s financials are consolidated with the financials of its Offshore Blocker Fund.

10.                               Comment:   With respect to the TEI Institutional Fund’s Cayman subsidiary, please confirm that the subsidiary complies with all standard representations and disclosures required of Cayman subsidiaries.

Response:  As noted in Comment 8, above, the Cayman entity is not like a Cayman subsidiary traditionally associated with open-end mutual funds, but rather it is an offshore fund structured in accordance with the no-action letter to Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC dated April 30, 2004.

11.                               Comment:   Page 19 of the Funds’ Prospectus lists “Industry Concentration Risk” as one of the Funds’ risk factors.  Please explain the rationale for including this risk factor in light of the fact that the Funds do not concentrate their investments in any one industry.

Response:  Registrant confirms that the “Industry Concentration Risk” relates to the underlying funds in which the Funds, through their investment in the Master Fund, may invest.  Additional information regarding “Industry Concentration Risk” can be found on page 32 of the Funds’ Prospectus.

12.                               Comment:   The Funds’ High Yield Debt strategy discussed on page 25 of the Funds’ Prospectus states in part that “[i]nvestments may involve both U.S. and non-U.S. entities and may utilize leverage.”  Please confirm whether the Funds may invest in emerging markets, and if so, please provide the appropriate disclosure, including risk factors.

Response:  Registrant confirms that the Funds may invest in emerging markets.  Additional disclosure, including risk factors, have been added to the Funds’ prospectus.

13.                               Comment:   Please disclose any changes to Fund strategies and provide revised risk disclosures, as appropriate.

Response:  Registrant confirms that no changes have been made to the Funds’ strategies since the Funds’ last registration statement updates and accordingly, there have been no changes made to the Funds’ risk disclosure.

14.                               Comment:   On page 2 of the Funds’ statement of additional information (“SAI”), the third to last bullet point states that one of the Funds’ fundamental policies is that each Fund may not “[i]nvest 25% or more of the value of its total assets in private investment funds (“Adviser Funds”) that, in the aggregate, have investment programs that focus on investing in any single industry.”  We note that this fundamental policy should apply generally to each Fund’s total assets and should not be limited to investments in private investment funds.  If possible, please correct this fundamental policy at the Registrant’s first opportunity.

Response:  Registrant acknowledges the staff’s comment and notes that it will consider the feasibility of amending this fundamental policy if and when it conducts a shareholder meeting in the future.

15.                               Comment:   On page 4 of the Funds’ SAI, in the section “Money Market Instruments,” please add disclosure stating that when a Fund invests in money market instruments during periods of adverse market or economic conditions for defensive purposes, the Fund may not achieve its investment objective.

Response:  The Registrant will make the requested change.

16.                               Comment:   To the extent applicable, please apply Comments 1-15, above, to the Prospectus and SAI of the Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives TEI Fund, L.P.

Response:  The Registrant confirms that it has applied the requested changes in Comments 1 through 4, Comment 12 and Comment 15 above to the Prospectus and SAI of the Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives TEI Fund, L.P.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

cc:                                                                                Joshua B. Deringer, Esq.